Filed Pursuant to Rule 424(b)(2)
Registration No. 333-287868

Pricing Supplement No. 12 dated September 17, 2026

(to Prospectus Supplement dated August 28, 2025

and Prospectus dated August 28, 2025)

WELLS FARGO & COMPANY

Medium-Term Notes, Series Y

Senior Redeemable Fixed-to-Floating Rate Notes

You should read the more detailed description of the notes provided under “Description of Notes” in the accompanying prospectus supplement and “Description of Debt Securities” in the accompanying prospectus, as supplemented by this pricing supplement. The notes are unsecured obligations of Wells Fargo & Company (the “Company”), and all payments on the notes are subject to the credit risk of the Company. If the Company defaults on its obligations, you could lose some or all of your investment. The notes are not savings accounts, deposits or other obligations of any bank or nonbank subsidiary of the Company and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency. Certain defined terms used but not defined herein have the meanings set forth in the accompanying prospectus supplement and prospectus.

Aggregate Principal Amount
Offered:	$2,500,000,000

Trade Date:	September 17, 2026

Original Issue Date:	September 24, 2026 (T+5)

Stated Maturity Date:

September 24, 2030; on the stated maturity date, the holders of the notes will be entitled to receive a cash payment in U.S. dollars equal to 100% of the principal amount of the notes plus any accrued and unpaid interest.

Optional Redemption:

At our option, we may redeem the notes (i) in whole, but not in part, on September 24, 2029 (the “First Par Call Date”) or (ii) in whole at any time or in part from time to time, on or after August 24, 2030, in each case at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of such redemption.

At our option, we may also redeem the notes, in whole at any time or in part from time to time, on any day included in the Make-Whole Redemption Period (as defined below), at a redemption price calculated as described under “Description of Debt Securities—Redemption and Repayment—Optional Make-Whole Redemption of Debt Securities.”

As used in connection with the notes:

The “Make-Whole Redemption Period” is the period commencing on, and including, October 1, 2027 and ending on, and including, September 23, 2029.

The “Make-Whole Spread” is 0.10%.

Any redemption may be subject to prior regulatory approval and will be effected pursuant to the procedures described under “Description of Debt Securities—Redemption and Repayment—Optional Redemption By Us” and “—Redemption and Repayment—Optional Make-Whole Redemption of Debt Securities”, as applicable, in the accompanying prospectus.

Price to Public (Issue Price):	100.00%, plus accrued interest, if any, from September 24, 2026

Agent Discount
(Gross Spread):	0.25%

All-in Price (Net of
Agent Discount):	99.75%, plus accrued interest, if any, from September 24, 2026

Net Proceeds:	$2,493,750,000

Interest Rate:

The notes will bear interest at a fixed rate from September 24, 2026 to, but excluding, September 24, 2029 (the “Fixed Rate Period”) and, if not previously redeemed, at a floating rate from, and including, September 24, 2029 to, but excluding, maturity (the “Floating Rate Period”).

Fixed Rate Terms

Fixed Rate Period:	See “Description of Debt Securities—Interest and Principal Payments” and “—Fixed Rate Debt Securities” in the accompanying prospectus for additional information.

Interest Rate:	5.366%

Interest Payment Dates:	Each March 24 and September 24, commencing March 24, 2027 and ending September 24, 2029

Benchmark:	UST 4.375% due September 15, 2029

Benchmark Yield:	4.746%

Spread to Benchmark:	+62 basis points

Re-Offer Yield:	5.366%

Floating Rate Terms

Floating Rate Period:	See “Description of Debt Securities—Interest and Principal Payments,” “—Floating Rate Debt Securities” and “—Floating Rate

Debt Securities—Base Rates—Compounded SOFR Notes” in the accompanying prospectus for additional information.

Base Rate:	Compounded SOFR

Spread:	+78 basis points

Minimum Interest Rate for
an Interest Period:	0% per annum

Interest Payment Dates:	Each March 24, June 24, September 24 and December 24, commencing December 24, 2029, and at maturity.

Calculation Agent:

The Calculation Agent for the notes has not been appointed, but we will appoint a Calculation Agent prior to the commencement of the Floating Rate Period. An affiliate of ours may be appointed the Calculation Agent. Computershare Trust Company, N.A., as security registrar and paying agent for the notes, shall not be named as “our designee” or as Calculation Agent.

Listing:	None

		Principal Amount

Agent (Sole Bookrunner):	Wells Fargo Securities, LLC	$2,115,000,000

Agents (Joint Lead Managers):	American Veterans Group, PBC Drexel Hamilton, LLC Independence Point Securities LLC Siebert Williams Shank & Co., LLC	17,500,000 17,500,000 17,500,000 17,500,000

Agents (Co-Managers):

ANZ Securities, Inc.

Bancroft Capital, LLC

BBVA Securities Inc.

Blaylock Van, LLC

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

Citizens JMP Securities, LLC

Credit Agricole Securities (USA) Inc.

Falcon Square Capital LLC

Fifth Third Securities, Inc.

First Citizens Capital Securities, LLC

Huntington Securities, Inc.

ING Financial Markets LLC

Intesa Sanpaolo IMI Securities Corp.

KeyBanc Capital Markets Inc.

Lloyds Securities Inc.

MUFG Securities Americas Inc.

NatWest Markets Securities Inc.

Nordea Bank Abp

11,250,000

11,250,000

11,250,000

11,250,000

11,250,000

11,250,000

11,250,000

11,250,000

11,250,000

11,250,000

11,250,000

11,250,000

11,250,000

11,250,000

11,250,000

11,250,000

11,250,000

11,250,000

11,250,000

Penserra Securities LLC

PNC Capital Markets LLC

Rabo Securities USA, Inc.

Roberts & Ryan, Inc.

Samuel A. Ramirez & Company, Inc.

Santander US Capital Markets LLC

Standard Chartered Bank

TD Securities (USA) LLC

Westpac Capital Markets LLC

		11,250,000 11,250,000 11,250,000 11,250,000 11,250,000 11,250,000 11,250,000 11,250,000 11,250,000

	Total:	$2,500,000,000

Supplemental Plan of
Distribution:

On September 17, 2026, we agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of 99.75%, plus accrued interest, if any, from September 24, 2026. The purchase price equals the issue price of 100.00% less a discount of 0.25% of the principal amount of the notes.

To the extent any Agent that is not a U.S. registered broker-dealer intends to effect any offers or sales of any notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

United States Federal
Income Tax Considerations:

In the opinion of Faegre Drinker Biddle & Reath LLP, the notes should be considered variable rate debt securities that provide for stated interest at a fixed rate in addition to a qualified floating rate. See “United States Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Debt Securities—Variable Rate Debt Securities” in the accompanying prospectus. Notwithstanding that we expect that the notes will be issued at par, under rules governing notes with a fixed rate in addition to a qualified floating rate, it is possible that the notes could be issued with OID. Whether the notes are issued with OID will be determined at the time of issue. Information regarding the determination of the amount of OID, if any, on the notes may be obtained by submitting a written request to Wells Fargo Bank, National Association, Treasury Funding Desk, N9310-060, 550 South Fourth Street, Minneapolis, MN 55415-1529.

	Additional tax considerations are discussed under “United States Federal Income Tax Considerations” in the accompanying prospectus.

CUSIP:	95000U4L4

Risk Factors

See “Risk Factors” in the accompanying prospectus for risk factors regarding the notes, including, in particular, the risk factors appearing under the heading “Risks Relating To SOFR, Compounded SOFR And A Benchmark Replacement.”

Sales Restrictions

The sales restrictions contained in the accompanying prospectus for the United Kingdom shall be replaced with the following:

Prohibition of Sales to United Kingdom Retail Investors

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the United Kingdom. For these purposes:

(a)	the expression “retail investor” means a person who is neither:

(i)

a “professional client” as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of assimilated law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (as amended, and together with any statutory instruments made in exercise of the powers conferred by such Act, the “EUWA”); nor

(ii)	a “qualified investor” as defined in paragraph 15 of Schedule 1 to The Public Offers and Admissions to Trading Regulations 2024 (the “UK POATRs”); and

(b)

the expression “offer” includes the communication in any form and by any means, presenting sufficient information on the terms of the offer and the notes to be offered, so as to enable an investor to decide to purchase or subscribe for those notes.

Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of assimilated law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling packaged retail and insurance-based investment products or otherwise making them available to retail investors in the United Kingdom has been prepared, and therefore offering or selling the notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

References in this section titled “Prohibition of Sales to United Kingdom Retail Investors” to United Kingdom legislation include any successor legislation to that legislation.

Notice to Prospective Investors in the United Kingdom

This pricing supplement and the accompanying prospectus supplement and prospectus (including any amendments thereto) have been prepared on the basis that any offer of notes in the United Kingdom will be made pursuant to public offers of relevant securities in the UK POATRs in circumstances not requiring a prospectus pursuant to the United Kingdom Financial Conduct Authority (“FCA”) Handbook Admission to Trading on a Regulated Market Sourcebook (“FCA PRM Sourcebook”). For the avoidance of doubt, while this document is described as a pricing supplement (and the accompanying documents as a prospectus supplement and prospectus), neither this document nor any accompanying document is a prospectus for the purposes of the UK POATRs or the FCA PRM Sourcebook.

In the United Kingdom, this pricing supplement and the accompanying prospectus supplement and prospectus (including any amendments thereto) are being distributed only to, and are directed only at, “non-retail investors” (being persons who are not “retail investors” as defined in the section above titled “Prohibition of Sales to United Kingdom Retail Investors”) who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2)(a) to (c) of the Order, or (iii) other persons to whom they may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). In the United Kingdom, any investment or investment activity to which this pricing supplement and the accompanying prospectus supplement and prospectus (including any amendments thereto) relates is only available to, and will be engaged in only with, relevant persons. Any person in the United Kingdom who is not a relevant person should not act or rely on this pricing supplement and the accompanying prospectus supplement and prospectus (including any amendments thereto) or any of their contents. Each person in the United Kingdom who purchases notes will be deemed to have represented and warranted that they are a relevant person.

References in this section titled “Notice to Prospective Investors in the United Kingdom” to United Kingdom legislation include any successor legislation to that legislation.